Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Inovio Biomedical Corporation for the registration of up to $75 million of its common stock, preferred stock, or warrants separately or in any combination thereof, and to the incorporation by reference therein of our reports dated March 1, 2006, with respect to: (1) the consolidated financial statements of Inovio Biomedical Corporation, and (2) Inovio Biomedical Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Inovio Biomedical Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

May 9, 2006